Invest in GenesisAI

Technology Software Finance Artificial Intelligence Marketplace

The Global AI Network. Buy and sell AI technologies at scale.

GENESISAI.IO BOSTON MASSACHUSETTS



$359,408

of a $50,000-$1,070,000 goal

612

investors

Invest via a **Future Equity Agreement**

$7.5M valuation cap

Held in Escrow & Refundable. Wefunder Portal LLC can refund upon request while funds are in escrow. You'll get a 5 day notice when a round closes.

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see $5,000 & $10,000 perks



We would like to lay a foundation for the creation of Artificial General Intelligence and smash the current oligopolistic system of a few large companies basically owning all the AI.

Archil Cheishvili CEO @ GenesisAI

Why you may want to invest in us...

1. Harvard founders with work experience at Google and Bridgewater Associates.
2. Globally recognized investors and advisors with multi-billion-dollar exits, including former Dean of MIT Engineering and Harvard/MIT professors.
3. If we achieve our vision, GenesisAI will become the single most valuable technology of all time.
4. The market for AI services is currently valued at $100 billion and is estimated to reach $6 trillion by 2025.
5. The first global AI network that just works.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Archil Cheishvili

CEO

Economics, Harvard University. Previous experience at Bridgewater Associates. Serial entrepreneur. Recognized by media outlets including the New York Post, Forbes, and Yahoo Finance.



David Fan

CTO

Computer Science, Harvard University. Senior Software Engineer work experience at Google.



Mina Pascalito Nassif

Chief Scientist

PhD in Applied Physics, MS in Computational Science and Engineering both from Harvard John A. Paulson School of Engineering and Applied Sciences. Published multiple scientific papers and raised over $1 million in research grants.

Some of our investors

WE'VE RAISED $642,283 FROM 612+ INVESTORS SINCE OUR FOUNDING

Keith Davis

After years working for fortune 500 companies and making others rich, I've change my mind set and now am an avid investor.

Brandi Akers

A self-employed Fitness Enthusiast looking to build a superb portfolio. I am extremely excited about this new investing journey!

David Rische

Currently principal in Keller, TX. In education 24 years. Also author, speaker, and magician. Married, 3 kids, 1 grandchild. Christian.

SEE MORE

Downloads

Technical paper.pdf

GenesisAI Wefunder Pitch Deck 2020.pdf

We want to enable anyone in the world to access AI.

Hello! We're GenesisAI.

When we were developing Palatine Analytics (a startup selling AI-powered employee performance monitoring systems), we learned that AI development is hindered by two fundamental problems:

1. AI development is expensive.

2. Independent AI developers can neither monetize nor share their code.

Today, there are only around 10,000 AI developers in the world. 99% of companies cannot afford to hire their own team of AI engineers to create in-house AIs, nor do they have enough technical capabilities to correctly determine from which open-source APIs to grab existing AI code.

Astoundingly, there is no way for AIs to exchange data, learn from each other, leverage their capabilities, and trade services— let alone judge the quality of AIs (there is no reputation system). AIs are operating in a closed environment.

So we built GenesisAI.

GenesisAI is a Machine Learning protocol. On top of this protocol, we are building a marketplace for AI products and services - an Amazon for AI services. The marketplace, which includes a built-in reputation system, connects companies in need of AI services, data, and models with companies interested in monetizing their AI tech. Initially, GenesisAI is focused on asset management space.

Companies want this.

We have a beta product and have agreements with over 20 AI supply-side firms who wish to place their product on our marketplace and 25 demand-side firms who wish to purchase products on our marketplace.

The AI service market will reach $6 trillion by 2025.

Why invest?

All in all, if you believe in supporting our mission below, join us and help us enable anyone in the world to access AI.

1. Large corporations will no longer be the only entities able to develop and utilize AI. We believe in making AI accessible: "for the people, by the people."

2. By linking AI services with each other and increasing the supply of AI services, GenesisAI provides a web platform that offers low-cost AI services. This makes AI technology more efficient and affordable for businesses.

3. Our technology enables different AIs to communicate with each other, exchange data and trade services. Anyone can develop and purchase AI services.

Invest as little as $250 to help us further develop the single most valuable technology of our time. The time is now.

READ MORE OF THE STORY

Investor Q&A

EXPAND ALL

What does your company do?

We allow you to buy that top-of-the-line natural language processing technology that your company always wanted rather than building it yourself. You don't need a team of AI experts to use AI to your advantage -- just buy the software on our marketplace. We provide an efficiency boost to the market as a whole by making AI accessible and usable for numerous various-sized businesses.

Where will your company be in 5 years?

We hope to abstract beyond the technical expertise needed to implement AI and allow companies with no technical knowledge to tap into the benefits of this wonderful technology. Our goal is to get rid of an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years.

Why did you choose this idea?

How do you make money?

Can you make an example of AI interoperability (when you say that simple AI services can be combined to perform more complex services?

How do you solve privacy issue (companies not wanting to send sensitive data)?

How will you use the capital you raise?

When do you expect to generate revenues?

What is Artificial Intelligence?

What problem does GenesisAI solve?

Why your team is uniquely qualified to solve this problem?

What is the difference between AI and beneficial Artificial General Intelligence (AGI)?

Why would companies not buy services directly from sellers' website? Why do they need us?

How do you guarantee liquidity to equity investors?

Financials

GenesisAI has financial statements ending December 31 2018. Our cash in hand is $64,011, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,500/month.

At a Glance

July 3 to December 31


$$$$

$0
Revenue



-$56,324
Net Loss


IOU!

$23,950
Short Term Debt



$102,875
Raised in 2018



$64,011
Cash on Hand
As of 12/13/19

INCOME | BALANCE | NARRATIVE

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:	Earnings per Share:	Revenue per Employee:	Cash to Assets:	Revenue to Receivables:	Debt Ratio:
N/A	N/A	-80%	-$0.01	$0	100%	~	34%

GenesisAI Corporation. GAAP Financials with CPA Review Letter 1-29-2020 1 1 .pdf

Risks

1 GenesisAI is an early-stage startup, and that comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability

2 Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

3 We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Archil Cheishvili	CEO & President @ GenesisAI	2018

Officers

OFFICER	TITLE	JOINED
Archil Cheishvili	President	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Archil Cheishvili	2,708,000 Common stock	67.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$91,378	SAFE
03/2019	$40,000	Priced Round
08/2018	$2,625	SAFE
08/2018	$50,000	SAFE
10/2019	$10,000	SAFE
09/2019	$50,000	SAFE
10/2019	$25,000	SAFE
09/2019	$30,000	SAFE
05/2019	$25,000	Priced Round
08/2018	$10,000	SAFE
09/2018	$35,000	SAFE
08/2018	$5,250	SAFE

Outstanding Debts

None.

Related Party Transactions

Name	CEO agreement
Amount Invested	$0
Transaction type	Other
Issued	05/31/2018
Relationship	GenesisAI officer owns equity in related party

Summary of agreement. GenesisAI Corporation will pay $80,000 between 05/31/2018 and 05/31/2019 to Palatine Analytics Corporation for getting a CEO (Chief Executive Officer) services from Archil Cheishvili who is employed at Palatine Analytics Corporation. CEO services will include setting the company's vision, creating the strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition

Use of Funds

$50,000	40% towards product development. Paying to Platform Development Team 40% towards business development. Cost of Personnel. Cost of Marketing. 12.5% towards operations. Office space, travel, logistics, other SG&A 7.5% towards Wefunder fees
$1,070,000	40% towards product development. Paying to Platform Development Team 40% towards business development. Cost of Personnel. Cost of Marketing. 12.5% towards operations - Office space, travel, logistics, other SG&A 7.5% towards Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	4,000,000	Yes

The Funding Portal

GenesisAI is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.